SCHEDULE 13G
Amendment No. 1
Bowater Incorporated
Common Stock $1.00 par value


Cusip #  102-183-100
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  5,632,400
Item 7:  -0
Item 8:  5,632,400
Item 9:  5,632,400
Item 11: 10.4%
Item 12: IA


Cusip #  102-183-100
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  3,949,500
Item 7:  -0-
Item 8:  3,949,500
Item 9:  3,949,500
Item 11: 7.3%
Item 12: IA


Cusip #  102-183-10-0
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  9,608,900
Item 7:  -0-
Item 8:  9,608,900
Item 9:  9,608,900
Item 11: 17.8%
Item 12: IN


Item 1(a) Bowater
Incorporated

Item 1(b) 55 East Camperdown
Way, P.O. Box 1028,
Greenville, S.C. 29602

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC")
and Tiger Performance L.L.C.
("TPLLC"). Julian H.
Robertson, Jr. is the
ultimate controlling person
of TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c) Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d) Common Stock $1.00
par value

Item 2(e) 102-183-10-0

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.


Item 4.  Ownership is
incorporated by reference to
items (5)(9) and (11) of the
cover page pertaining to
each reporting person.

Item 5.  Not applicable

Item 6.  Other persons are
known to have the right to
receive dividends from, or
proceeds from the sale of,
such securities. The
interest of one such person,
The Jaguar Fund N.V., a
Netherlands Antilles
corporation, is more than
5%.

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing below,
I certify that, to the best
of my knowledge and belief,
the securities referred to
above were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect. After
reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in
this statement is true,
complete and correct.

February 12, 1999


TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman
Under Power of Attorney
dated 1/27/95
On File with Schedule 13G
for Kohl's
Corp. 2/7/95


AGREEMENT
The undersigned agree that
this Amendment No. 1 to
Schedule 13G dated February
12, 1999 relating to shares
of common stock of Bowater
Incorporated shall be filed
on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman
Under Power of Attorney
dated 1/27/95
On File with Schedule 13G
for Kohl's Corp. 2/7/95